UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LodgeNet Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

540211109

(CUSIP Number)

Charles Y. Tanabe, Esq.
Executive Vice President, General Counsel and Secretary
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 540211109

1.	Names of Reporting Persons. Liberty Media Corporation I.R.S. Identification Nos. of above persons (entities only) 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,050,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,050,000(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%(2)

14.	Type of Reporting Person (See Instructions) CO, HC

(1)             The number of shares of the Issuer beneficially owned by the Reporting Person are held of record by Liberty Satellite & Technology, Inc. (“LSAT”), which is an indirect wholly owned subsidiary of the Reporting Person, and are subject to certain restrictions set forth in the Stockholders Agreement dated as of December 13, 2006, by and among the Issuer, the Reporting Person and LSAT.

(2)             Calculated based on 22,317,294 shares of Common Stock of the Issuer issued and outstanding as of April 4, 2007, according to information provided to the Reporting Person by the Issuer.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No.__)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LODGENET ENTERTAINMENT CORPORATION

Item 1.  Security and Issuer

Liberty Media Corporation, a Delaware corporation (the “Reporting Person”), is filing this statement on Schedule 13D (this “Statement”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of LodgeNet Entertainment Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 3900 West Innovation Street, Sioux Falls, South Dakota 57107.

Item 2.  Identity and Background

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning a broad range of electronic retailing, media, communications and entertainment businesses and investments, and whose principal office address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

Schedule 1 attached to this Statement and incorporated herein by reference provides the requested information with respect to (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”).

During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person entered into a Stock Purchase Agreement dated as of December 13, 2006, among the Issuer, Liberty Satellite & Technology, Inc. (“LSAT”) and the Reporting Person (the “Purchase Agreement”), pursuant to which LSAT agreed to sell all of the capital stock of its wholly owned subsidiary, Ascent Entertainment Group, Inc., to the Issuer for total consideration of $380 million in cash and shares of Common Stock of the Issuer.  In connection with the consummation of the transactions pursuant to the Purchase Agreement, LSAT, an indirect wholly owned subsidiary of the Reporting Person, acquired 2,050,000 shares of Common Stock of the Issuer on April 4, 2007, which were valued at $23.35 for purposes of the Purchase Agreement.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of such document, as referenced in the Exhibit to this Statement and incorporated herein by reference.

Item 4.  Purpose of Transaction

On April 4, 2007, the Reporting Person acquired beneficial ownership of an aggregate of 2,050,000 shares of Common Stock of the Issuer pursuant to the Purchase Agreement described in Item 3 of this Statement, which description is incorporated into this Item 4 by reference as if fully set forth herein (the “Share Consideration”).  The Reporting Person acquired the Share Consideration in connection with the transactions pursuant to the Purchase Agreement and currently holds its interest in the Issuer for investment purposes.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated in this paragraph.

In addition, the matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

Item 5.  Interest in Securities of the Issuer

The Reporting Person has the sole power to vote or to direct the voting of 2,050,000 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 9.2% of the Common Stock of the Issuer calculated based on 22,317,294 shares of Common Stock of the Issuer outstanding as of April 4, 2007, according to information provided to the Reporting Person by the Issuer; provided, however, that each of such powers is subject to certain terms and conditions contained in the Stockholders Agreement as defined and described in Item 6 of this Statement, which description is incorporated into this Item 5 by reference as if fully set forth herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Purchase Agreement, the Reporting Person and LSAT (collectively, the “Liberty Parties”) entered into a Stockholders Agreement with the Issuer dated December 13, 2006 (the “Stockholders Agreement”), setting forth certain acquisition, disposition and voting restrictions, as well as registration rights, with respect to securities of the Issuer.

Pursuant to the Stockholders Agreement, (a) the Liberty Parties and their affiliates (collectively, the “Liberty Restricted Parties”) are restricted from acquiring beneficial ownership of any securities of the Issuer and from disposing of any securities constituting the Share

Consideration (with certain enumerated exceptions) for a period of 12 months beginning April 4, 2007, (b) until the beginning of the 19th month after April 4, 2007, the Liberty Restricted Parties are restricted from taking certain actions to attempt directly or indirectly to influence or control the management and policies of the Issuer, and (c) until the beginning of the 19th month after April 4, 2007, the Liberty Restricted Parties agreed to cause all securities constituting the Share Consideration that continue to be held by the Liberty Restricted Parties to be present at all meetings of the stockholders of the Issuer at which such shares are entitled to vote or to cause proxies to be present and agreed to vote such securities in the same proportion for and against each matter submitted for a vote as the other securities of the Issuer are voted so as not to change the outcome of the vote.

At any time commencing on the 19th month after April 4, 2007, LSAT may demand registration of all or part of the securities constituting the Share Consideration that continue to be held by LSAT, subject to the terms and conditions set forth in the Stockholders Agreement.  LSAT also was granted certain piggyback registration rights.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of such document, as referenced in the Exhibit to this Statement and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

7(a)         Stock Purchase Agreement, dated as of December 13, 2006, among the Issuer, the Reporting Person and LSAT.  (Incorporated by reference to Exhibit 10.34 to the Form 10-K filed by the Issuer on March 14, 2007).

7(b)         Stockholders Agreement, dated as of December 13, 2006, among the Issuer, the Reporting Person and LSAT.  (Incorporated by reference to Exhibit 10.35 to the Form 10-K filed by the Issuer on March 14, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2007	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President, General Counsel and Secretary

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado  80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President, General Counsel and Secretary of Liberty

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Stock Purchase Agreement, dated as of December 13, 2006, among the Issuer, the Reporting Person and LSAT. (Incorporated by reference to Exhibit 10.34 to the Form 10-K filed by the Issuer on March 14, 2007).

7(b)

Stockholders Agreement, dated as of December 13, 2006, between the Issuer, the Reporting Person and LSAT. (Incorporated by reference to Exhibit 10.35 to the Form 10-K filed by the Issuer on March 14, 2007.)